Writer’s Direct Line: 310-228-3726
mscheflen@sheppardmullin.com

VIA ELECTRONIC TRANSMISSION AND FACSIMILE

June 11, 2007

Daniel F. Duchovny, Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Re:	Peerless Systems Corporation
Additional Definitive Soliciting Materials
Filed May 31, 2007
File No. 000-21287

Dear Mr. Duchovny:

We are writing in response to your comment letter dated June 1, 2007, on behalf of our client, Peerless Systems Corporation (the “Company”). For ease of reference in this letter, your comments appear in italics directly above the Company’s response.

In addition, we respectfully submit to you that this proxy contest has been settled. Attached is a copy of the Form 8-K filed by the Company with the Securities and Exchange Commission on June 6, 2007, which includes details pertaining to the settlement agreement, as well as a copy of the settlement agreement that is attached to the Form 8-K as an exhibit. Also attached to this letter is a copy of the proxy supplement which was filed by the Company on June 6, 2007 that contains updated information related to the proxy.

Additional Definitive Soliciting Materials

Comment:

1.  Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following:

Daniel F. Duchovny, Special Counsel
June 11, 2007

•	your disclosure in the first sentence of the last paragraph on page 3 in which you state that “a change of control of the board would create uncertainty.”
•	your disclosure that the insurgents measure their ownership of the company's securities “in weeks, not years.”

Response:

In future filings we will ensure that each statement of assertion of opinion or belief will be clearly characterized as such, and a reasonable factual basis will exist for each such opinion or belief. In addition, in future filings, we will provide support for opinions or beliefs that are not self-evident, by either disclosing that support in the proxy statement or by providing the information to the staff on a supplemental basis.

Comment:

2.  Your statement in the first paragraph on page 4 that there is a “real risk that instead of acting in the best interests of all shareholders, the Pembridge nominees would act in the best interests of one group of recent shareholders - the members of The Peerless Full Value Committee” implies that the insurgents' nominees would not fulfill their fiduciary duties if elected. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.

Response:

In future filings, we will avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation per Rule 14a-9.

Comment:

3.  In future filings, please clarify that while the insurgents may obtain control of the board if they succeed in their proxy contest, a control premium is customarily paid when securities sufficient to control the issuer are acquired.

Daniel F. Duchovny, Special Counsel
June 11, 2007

Response:

In future filings, we will clarify that while the insurgents may obtain control of the board if they succeed in their proxy contest, a control premium is customarily paid when securities sufficient to control the issuer are acquired.

Comment:

4.  We note your disclosure in the third paragraph of page 4 and in the first paragraph of page 5. We also note that your disclosure is directly contradicted by the insurgents’ disclosure in their definitive proxy statement. Please provide support for your disclosure or confirm that you will not make similar disclosures of unsupported opinions in future filings.

Response:

We respectfully acknowledge your comments and confirm that we will not make similar disclosures in future filings.

Thank you for your time. Please call me if you have any questions at the number above or Carrie Darling at (858) 720-7478.

Very truly yours, /s/ Matthew W. Scheflen Matthew W. Scheflen for SHEPPARD, MULLIN, RICHTER & HAMPTON llp
W02-WEST:6CHD1\400331246.1

cc:	Elliot M. Shirwo, Esq.
Amar Thakur, Esq.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 4, 2007

PEERLESS SYSTEMS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	0-21287	95-3732595
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer Identification No.)
of incorporation or organization)

2381 Rosecrans Avenue El Segundo, California (Address of principal executive offices)		90245 (Zip Code)

(310) 536-0908
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry Into A Material Definitive Agreement.

The response set forth below under Item 8.01 is incorporated by reference herein.

Item 7.01.	Regulation FD Disclosure.

Furnished as Exhibit 99.1 hereto is a copy of the press release issued by Peerless Systems Corporation (the "Company") announcing a settlement agreement and a change in meeting date.

The information in this Item 7.01, including Exhibit 99.1, will not be treated as filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section. This information will not be incorporated by reference into a filing under the Securities Act of 1933, or into another filing under the Exchange Act, unless that filing expressly refers to specific information in this Report. The furnishing of the information in this Item 7.01 is not intended to, and does not, constitute a representation that such furnishing is required by Regulation FD or that the information in this Item 7.01 is material information that is not otherwise publicly available.

Item 8.01.	Other Events.

On June 5, 2007, the Company issued a press release titled "Peerless Systems Corporation and Peerless Full Value Committee Reach Agreement to Expand Board of Directors; Peerless Announces Change in Annual Meeting Date" (the "Press Release"). The Press Release is filed as Exhibit 99.1 hereto.

CHANGE IN ANNUAL MEETING DATE

The Company has changed the original June 11, 2007 date of the Annual Meeting to July 9, 2007 in order to allow its stockholders additional time to consider the new slate of nominees; however, the May 10, 2007 record date (the “Record Date”) for determining stockholders entitled to vote at the Annual Meeting has not changed.

SUMMARY OF THE SETTLEMENT AGREEMENT

On June 4, 2007, the Company entered into an agreement (the “Settlement Agreement”) with Timothy E. Brog, an individual, Pembridge Value Opportunity Fund LP, a Delaware limited partnership ("PVOF"), Pembridge Capital Management LLC, a Delaware limited liability company ("Pembridge Capital"), Pembridge Value Advisors LLC, a Delaware limited liability company ("PVA"), Sherwood Advisors LLC, a Delaware limited liability company, Rahul Rimmy Malhotra, an individual, Eric S. Newman, an individual, Steven Bathgate, an individual, Marc Bathgate, an individual, Allison Bathgate, an individual, Jonathan Bathgate, an individual, Charles Bathgate, an individual, Margaret Bathgate, an individual, Bathgate Family Partnership II, Ltd, Whitehall Capital Investors IV, LLC, a Delaware limited liability company and E2 Investment Partners LLC, a Delaware limited liability company ("E2"), (collectively, among others, the “Peerless Full Value Committee”). The Peerless Full Value Committee had previously filed proxy materials in connection with the Annual Meeting, which proxy solicitation sought to elect Timothy E. Brog, Rimmy Malhotra and Eric S. Newman as directors of the Company.

Pursuant to the terms of the Settlement Agreement, the Peerless Full Value Committee agreed that it would withdraw its slate of nominees, terminate its proxy solicitation in connection with the Annual Meeting and disband as a group effective as of the date following the Annual Meeting. In addition, the Peerless Full Value Committee agreed that it would cause all shares of the Company’s Common Stock beneficially owned by it and its controlled affiliates to be present, in person or by proxy, and voted in favor of the nominees recommended by the Board at the Annual Meeting, and that such shares would be voted against any candidates for election not nominated by the Board at the Annual Meeting.

The Settlement Agreement also provides that the Board take action to expand the number of seats on the Board to five, and that Timothy E. Brog be added to the Board's slate of nominees for election to the Board at the Annual Meeting. The Board has authorized the expansion of the number of seats to be effective immediately prior to the Annual Meeting. Pursuant to the terms of the Settlement Agreement, Mr. Brog has been added to the Board's slate of nominees for election to a one-year term at the Annual Meeting, increasing the total number of Board nominees for election by our Common Stockholders to five (including the four existing nominees of the Board, who are all current members of the Board). The Board has agreed to recommend the election of all five nominees.

Promptly following the Annual Meeting, the Nominating and Corporate Governance Committee of the Board will use all commercially reasonable efforts to identify, as soon as reasonably practicable and no later than October 31, 2007, two candidates for recommendation to the Board, each of whom: (i) is considered "independent" as defined in Nasdaq Marketplace Rule 4200(a)(15) and any applicable rules of the SEC, (ii) is not an affiliate of the Company or of the Peerless Full Value Committee, (iii) is knowledgeable about the industry in which the Company operates and (iv) otherwise is qualified in accordance with the factors set forth for Board membership in the Company's Corporate Governance Guidelines and such other factors as the Nominating and Corporate Governance Committee shall deem appropriate. The parties agreed that (i) William Patton ("Patton") shall have the sole right to identify candidates to fill one of the independent board seats and (ii) Diker Management LLC ("Diker") shall have the sole right to identify candidates to fill the other independent board seat. Upon identification of such candidates by each of Patton and Diker, the Nominating and Corporate Governance Committee shall determine whether to recommend such candidates to the Board for approval. If approved by the Nominating and Corporate Governance Committee and the Board, the Board will take all action necessary to expand the number of seats on the Board by two and to fill the newly created directorships created by the expansion of the Board with such candidates. If such candidates are not approved by either the Nominating and Corporate Governance Committee or the Board, each of Patton and Diker shall be entitled to continue to identify candidates until one of their candidates has been elected. Mr. Brog agrees not to object to the expansion of the Board or the filling of the two seats on the Board in accordance with the terms of the Settlement Agreement.

The Peerless Full Value Committee has withdrawn its nomination of its nominees for election to our Board of Directors and has agreed to discontinue all efforts (direct and indirect) to solicit votes for its nominees or otherwise to pursue the nomination. The Settlement Agreement provides that the Peerless Full Value Committee will vote their shares of Peerless Common Stock in favor of the Board's nominees and, except as otherwise instructed by a vote of at least a majority of the Board, not vote in favor of the removal of any director or in favor of any candidate not nominated by the Board. Certain members of the Peerless Full Value Committee, including Mr. Brog, have agreed to certain restrictions on their activities related to the Company until October 31, 2007, including an agreement not to pursue any unsolicited acquisition attempts or engage in any proxy contest. The Settlement Agreement contains certain other provisions, including restrictions on public announcements, mutual releases of claims in connection with the proxy contest and related covenants not to sue, certain representations and warranties, and the Company's agreement to reimburse Mr. Brog's actual documented out-of-pocket costs and expenses not to exceed an aggregate of $40,000, plus the costs of mailing proxy materials incurred through May 31, 2007. Pursuant to the Settlement Agreement, Mr. Brog, the Company and the existing members of the Board have each agreed not to sue each other, except for pursuing remedies for a breach of the Settlement Agreement, for a period ending the later of 12 months from the date of the Settlement Agreement or upon Mr. Brog ceasing to be a director.

The foregoing is qualified in its entirety by reference to the complete text of the Settlement Agreement, which is filed as Exhibit 99.2 hereto.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

99.1	Press release dated June 5, 2007, announcing the Settlement Agreement and a change in Annual Meeting date.

99.2	Settlement Agreement dated as of June 4, 2007, by and between Peerless Systems Corporation and Peerless Full Value Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PEERLESS SYSTEMS CORPORATION

Date: June 5, 2007	By /s/ John V. Rigali John V. Rigali Chief Financial Officer and Vice President of Finance

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated June 5, 2007, announcing the Settlement Agreement and a change in Annual Meeting date.

99.2	Settlement Agreement dated as of June 4, 2007, by and between Peerless Systems Corporation and Peerless Full Value Committee.

Exhibit 99.1

PRESS RELEASE

For Immediate Release

Peerless Systems Corporation and Peerless Full Value Committee

Reach Agreement To Expand Board of Directors; Peerless Announces

Change in Annual Meeting Date

EL SEGUNDO, Calif., June 5, 2007 - Peerless Systems Corporation (Nasdaq: PRLS), a provider of advanced imaging and networking technologies and components to the digital document market, and the Peerless Full Value Committee (the "Committee"), which owns approximately 8.8% of Peerless' outstanding common stock, yesterday entered into a definitive agreement that ends the Committee's proxy solicitation.

Under the settlement agreement, the Board will be enlarged from four to five directors and Mr. Timothy E. Brog will be added to the slate of candidates nominated by the Peerless Board for election as a director at the 2007 annual meeting of stockholders. In addition, the parties agreed that in the near future, two additional independent directors will be added to the Board. Further, Peerless has changed the date of the 2007 annual meeting of stockholders from June 11, 2007 to July 9, 2007, to give stockholders additional time to consider the new slate of nominees.

Richard L. Roll, Chief Executive Officer and President of Peerless, stated, "We are pleased to have reached an agreement which will allow us to continue to focus on creating value for all stockholders and avoid a costly and time-consuming proxy contest. We are also pleased to announce that we will increase the size of the Board to add two new independent directors, in addition to Mr. Brog. We look forward to working with Mr. Brog and the two new independent directors in continuing to enhance shareholder value."

Timothy E. Brog, President of Pembridge Capital Management LLC, said, "Members of the Peerless Full Value Committee are pleased that we were able to reach an agreement with Peerless to increase the size of the Board and to add new independent directors."

The addition of Mr. Brog as a nominee to the Board will be described in a supplement to the Peerless proxy statement to be filed with the SEC and mailed to Peerless stockholders. In addition, Peerless will file the settlement agreement with the SEC as part of a current report on Form 8-K.

Information About Peerless Systems Corporation

Founded in 1982, Peerless Systems Corporation is a provider of imaging and networking technologies and components to the digital document markets, which include manufacturers of color, monochrome and multifunction office products and digital appliances. In order to process digital text and graphics, digital document products rely on a core set of imaging software and supporting electronics, collectively known as an imaging controller. Peerless’ broad line of scalable software and silicon offerings enables its customers to shorten their time-to-market and reduce costs by offering unique solutions for multiple products. Peerless’ customer base includes companies such as Canon, IBM, Konica Minolta, Kyocera Mita, Lenovo, OkiData, Ricoh, RISO, Seiko Epson and Xerox. Peerless also maintains strategic partnerships with Adobe and Novell. For more information, visit Peerless’ web site at www.peerless.com.

Safe Harbor Statement Under The U.S. Private Securities Litigation Reform Act Of 1995

Statements made by us in this press release that are not historical facts constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management based on our current estimates, expectations, forecasts and projections and include comments that express our current opinions about trends and factors that may impact future operating results. Statements that use words such as we “believe,” “anticipate,” “estimate,” “intend,” “could,” “plan,” “expect,” “project” or the negative of these, as well as similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance, rely on a number of assumptions concerning future events, many of which are outside of our control, and involve known and unknown risks and uncertainties that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements, expressed or implied by such forward-looking statements. Such risks and uncertainties include, among other things, changing competitive and market conditions, our reliance on certain OEM customers for significant portions of our revenues, the sufficiency of our capital resources, any adverse change in our relationship with Adobe Systems Incorporated and Novell, Inc, increased competition both from in-house OEM products and low cost offshore competitors, the impact of Microsoft’s Vista™ operating system, reduced demand for our existing monochrome technologies, the rapid changes taking place in the emerging color print devices markets, contract backlog will be realized, our ability to identify new customers or place our technology in a broader base of products, our ability to leverage core competencies and find product segments that blend well with our core business, our ability to successfully enter new software application sectors, our ability to maintain our profit objectives and create compelling margins, the tenure of the competitive advantage of our old and new technologies, our reliance on block licensing, our ability to develop and market our advanced devices and software, the validity and protection of our intellectual property rights and our ability to execute our business plan and strategic partnering transactions.

The above risks, and others, are described in further detail in our reports filed with the Securities and Exchange Commission, including, but not limited to, those described under “Item 1A. Risk Factors” in our most recent Annual Report on Form 10-K for the fiscal year ended January 31, 2007, filed on April 13, 2007.

Current and prospective stockholders are urged not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We are under no obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained herein are qualified in their entirety by the foregoing cautionary statements.

Contacts

Peerless Systems Corporation:
John Rigali
Chief Financial Officer
(310) 297-3146

Media Contact:
Joele Frank or Tim Lynch
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

Investors Contact:
Geoff High
Pfeiffer High Investor Relations, Inc.
(303) 393-7044

Source: Peerless Systems Corporation

SETTLEMENT AGREEMENT

This Settlement Agreement (this "Agreement") is made as of June 4, 2007, by and among Peerless Systems Corporation, a Delaware corporation (the "Company"), on the one hand, Timothy E. Brog, an individual ("Mr. Brog"), Pembridge Value Opportunity Fund LP, a Delaware limited partnership (“Pembridge Value”), Pembridge Capital Management LLC, a Delaware limited liability company (“Pembridge Capital”), Pembridge Value Advisors LLC, a Delaware limited liability company (“PVA”), Sherwood Advisors LLC, a Delaware limited liability company (“Sherwood”), Rahul Rimmy Malhotra, an individual ("Mr. Malhotra"), Eric S. Newman, an individual ("Mr. Newman"), Steven Bathgate, an individual ("Mr. Bathgate"), Marc Bathgate, an individual ("Mr. M. Bathgate"), Allison Bathgate, an individual ("Ms. A. Bathgate"), Jonathan Bathgate, an individual ("Mr. J. Bathgate"), Charles Bathgate, an individual ("Mr. C. Bathgate"), Margaret Bathgate, an individual ("Ms. M. Bathgate"), Bathgate Family Partnership II, Ltd ("Bathgate Partnership"), Whitehall Capital Investors IV, LLC, a Delaware limited liability company (“Whitehall”) and E2 Investment Partners LLC, a Delaware limited liability company (“E2” and, together with Mr. Brog, Pembridge Value, Pembridge Capital, PVA, Sherwood, Mr. Malhotra, Mr. Newman, Mr. Bathgate, Mr. M. Bathgate, Ms. A. Bathgate, Mr. J. Bathgate, Mr. C. Bathgate, Ms. M. Bathgate, Bathgate Partnership and Whitehall, the "Committee", and each individually, a "Committee Party"), on the other hand.

RECITALS:

WHEREAS, the Company has scheduled its 2007 annual meeting of stockholders for June 11, 2007 (as the same may be adjourned or postponed from time to time, the "2007 Annual Meeting");

WHEREAS, the Company has issued a definitive Proxy Statement nominating Robert G. Barrett, Louis C. Cole, William B. Patton Jr. and Richard L. Roll for election to the Company's Board of Directors (the "Company Board") by the Company's common stockholders at the 2007 Annual Meeting;

WHEREAS, the Committee has issued a definitive Proxy Statement in connection with a proxy contest in which the Committee is nominating (the "Nomination") Mr. Brog, Mr. Malhotra, and Mr. Newman (the "Committee Nominees") for election to the Company Board by the Company's common stockholders at the 2007 Annual Meeting, in place of three out of four of the following: Robert G. Barrett, Louis C. Cole, William B. Patton Jr. and Richard L. Roll (the "Proxy Contest"); and

WHEREAS, the parties to this Agreement (the "Parties") wish to avoid the costs and expenses of a protracted proxy contest, and wish to enter into certain agreements related thereto, upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises of the Parties contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1. DEFINITIONS

In addition to the other definitions contained elsewhere in this Agreement, the following terms shall have the meanings specified below for the purposes hereof:

"Affiliate" has the meaning set forth in the 1934 Act.

"Associate" has the meaning set forth in the 1934 Act, except that no person will be deemed to be an associate of another person solely because the first person is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities of the other person unless such ownership causes the first person to be an affiliate of the other person (provided that such beneficial ownership resulted from the first person's ordinary course investing activities).

"Beneficially own" has the meaning set forth in the regulations included in Rule 13d-3 of the 1934 Act; provided, however, that during the Term, any option, warrant, right, conversion privilege or arrangement to purchase, acquire or vote Company Voting Securities, regardless of the time period during or the time at which it may be exercised and regardless of the consideration paid, shall be deemed to give the holder thereof beneficial ownership of the Company Voting Securities to which it relates. Any Company Voting Securities which are subject to such options, warrants, rights, conversion privileges or other arrangements shall be deemed to be outstanding for purposes of computing the percentage of outstanding securities owned by such Person but shall not be deemed to be outstanding for purposes of computing the percentage of outstanding securities owned by any other Person.

"Company Voting Securities" means the Company's Common Stock, $.001 par value, and any securities convertible into or exchangeable or exercisable for such class of capital stock. For purposes of determining the amount or percentage of outstanding Company Voting Securities Beneficially owned by a Person, and for purposes of calculating the aggregate voting power relating to such Company Voting Securities, securities that are deemed to be outstanding shall be included to the extent provided in the definition of "Beneficially own."

"Extended Term" means the period commencing on the day following the 2007 Annual Meeting and continuing until October 31, 2007.

"1933 Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated under such statute.

"1934 Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated under such statute.

"Person" means a natural person or any legal, commercial or governmental entity, including, but not limited to, a corporation, partnership, joint venture, trust, limited liability company, group acting in concert or any person acting in a representative capacity.

"Representatives" of a Party means: (a) the officers, directors, partners, managers or other authorized representatives of such Party; (b) the employees or agents of such Party but only to the extent that they act on behalf of such Party; and (c) the outside professional advisors of such Party but only to the extent that they act in concert with such Party and not solely in their capacities as professional advisors.

"SEC" means the Securities and Exchange Commission.

"Securities Acts" means the 1933 Act and the 1934 Act.

"Term" means the period commencing on the date of this Agreement and continuing through the date of the 2007 Annual Meeting, but in no event beyond August 30, 2007.

2. WITHDRAWAL OF THE NOMINATION AND DISBANDING OF THE COMMITTEE

2.1 The Committee hereby irrevocably withdraws the Nomination of the Committee Nominees.

2.2 Each of the Committee Parties shall forthwith discontinue, and shall cause its Affiliates, Associates and Representatives to discontinue, all efforts (direct and indirect) to solicit votes for the Committee Nominees as to the Nomination and shall not engage in any further solicitation activity (whether by press release, SEC filings, mailings to the stockholders of the Company, communications with individual stockholders of the Company, contacts with the media or otherwise) to solicit votes for the Committee Nominees or otherwise to pursue the Nomination in connection with the 2007 Annual Meeting.

2.3 The Committee shall disband effective as of the day following the 2007 Annual Meeting, and shall promptly file an amendment to its Schedule 13D, as well as any other required SEC filings, disclosing that the Committee had disbanded effective as of the day following the 2007 Annual Meeting.

3. ADDITION OF MR. BROG AS A COMPANY BOARD NOMINEE AND EXPANSION OF THE COMPANY BOARD

3.1 The Company Board will take all action necessary to expand the number of seats on the Company Board to five and to cause Mr. Brog to become a nominee of the Company Board for election to the Company Board at the 2007 Annual Meeting. If he is elected and chooses to serve, Mr. Brog will serve as a member of the Company Board, and serve on the Compensation and such other Committees as Mr. Brog and a majority of the other members of the Company Board may agree, for the same term as all other nominees elected to the Company Board at the 2007 Annual Meeting, which term shall expire when his successor is duly elected at the 2008 Annual Meeting and qualified or upon his death, resignation or removal, all as provided in the Company's Certificate of Incorporation and Bylaws. As a result of the addition of Mr. Brog as a nominee of the Company Board for election to the Company Board at the 2007 Annual Meeting, the total number of Board nominees presented to the Company's common stockholders for election at the 2007 Annual Meeting shall be five and the Company Board shall recommend to the Company's common stockholders the election of all five nominees. As soon as practicable after the 2007 Annual Meeting, the newly elected Board will select a Chairman by majority approval.

3.2 Subject to the next sentence, promptly following the 2007 Annual Meeting, the Nominating and Corporate Governance Committee of the Company Board will use commercially reasonable efforts to identify, as soon as reasonably practicable and no later than the end of the Extended Term, two candidates for recommendation to the Company Board, each of whom: (i) is considered "independent" as defined in Nasdaq Marketplace Rule 4200(a)(15) and any applicable rules of the SEC, (ii) is not an Affiliate of the Company or any of the Committee Parties, (iii) is knowledgeable about the industry in which the Company operates and (iv) otherwise is qualified in accordance with the factors set forth for Board membership in the Company's Corporate Governance Guidelines and such other factors as the Nominating and Corporate Governance Committee shall deem appropriate. The Parties agree that (i) William Patton ("Patton") shall have the sole right to identify candidates to fill one of the independent board seats and (ii) Diker Management LLC ("Diker") shall have the sole right to identify candidates to fill the other independent board seat. Upon identification of such candidates by each of Patton and Diker, the Nominating and Corporate Governance Committee shall determine whether to recommend such candidates to the Company Board for approval. If approved by the Nominating and Corporate Governance Committee and the Company Board, the Company Board will take all action necessary to expand the number of seats on the Company Board by two and to fill the newly created directorships created by the expansion of the Company Board with such candidates. If such candidates are not approved by either the Nominating and Corporate Governance Committee or the Company Board, each of Patton and Diker shall be entitled to continue to identify candidates until one of their candidates has been elected. Mr. Brog agrees not to object to the expansion of the Board or the filling of the two seats on the Board in accordance with this Section.

3.3 (a) If, at any time, whether before the vote is taken on the election of directors at the 2007 Annual Meeting or thereafter (assuming Mr. Brog is elected thereat), Mr. Brog becomes unable or unwilling to serve as a member of the Company Board, or (b) if, at any time before the vote is taken on the election of directors at the 2007 Annual Meeting, the Brog Entities (as defined below) own, in the aggregate, less than 600,000 shares of the outstanding Company Voting Securities, the Company Board shall have no obligation to nominate, elect or appoint a successor or replacement to Mr. Brog.

3.4 Mr. Brog hereby confirms to the Company his consent to stand for election as a nominee of the Company Board at the 2007 Annual Meeting. In addition to the information that Mr. Brog has provided to the Company in connection with the nomination, and the negotiation and execution of this Agreement, Mr. Brog shall provide to the Company such additional information as the Company may from time to time reasonably request for inclusion in materials to be disseminated in connection with the 2007 Annual Meeting or otherwise in order for it to comply with the Company's disclosure requirements under the Securities Acts. In addition, Mr. Brog agrees from time to time to sign any agreements, including non-disclosure agreements, and to abide by any insider trading policies or other policies of the Company that have been historically signed by and agreed to by members of the Company Board acting in their capacities as directors; provided, however, solely with respect to the Company's existing (as of May 1, 2007) written corporate communications policy, Mr. Brog hereby agrees as follows: (a) Mr. Brog shall not initiate any contacts with analysts or stockholders of Peerless relating to Peerless and if contacted by a stockholder or analyst relating to Peerless, then Mr. Brog shall not discuss the business, operations or prospects of the Company with such stockholders or analysts or issue any statements outside the presence (in person or by telephone) of the Chief Executive Officer/President or Chief Financial Officer of the Company (and the CEO/President and CFO shall use their best efforts to make themselves available for any such conversation upon the reasonable request of Mr. Brog), (b) notwithstanding the foregoing in clause (a), Mr. Brog shall be entitled to discuss with third parties or issue statements with respect to extraordinary transactions (e.g., material acquisitions and/or sale of the Company) following a vote of the Company Board and a public announcement by the Company with respect to such transaction, and (c) notwithstanding the foregoing in clause (a), beginning on January 1, 2008, Mr. Brog shall be entitled to discuss with third parties or issue statements in contemplation of or in connection with any "solicitation" of "proxies" (as such terms are used in the proxy rules of the SEC) or written consent of the stockholders, in each case, in compliance with applicable law, including Regulation FD.

3.5 If Mr. Brog is elected to the Company Board at the 2007 Annual Meeting and one or more other Board members resigns, dies or is unable to carry on his duties as a Board member, the Nominating and Corporate Governance Committee may recommend and the Board may fill the position according to the Company's Certificate of Incorporation and Bylaws without the consent or approval of Mr. Brog.

4. ANNOUNCEMENTS

4.1 As soon as practicable following the execution of this Agreement: (a) the Company and the Committee shall issue a joint press release in the form of Exhibit 4.1 hereto (the "Joint Press Release"), which the Company (but not the Committee) shall file with the SEC as additional definitive proxy materials under the 1934 Act; (b) the Company shall file with the SEC, and disseminate to its stockholders, a letter to its stockholders and a supplement to its Proxy Statement for the 2007 Annual Meeting disclosing, in a manner consistent with the Joint Press Release, the terms of this Agreement and Mr. Brog's nomination pursuant to Section 3.1, together with the information provided by Mr. Brog, for inclusion in such supplement pursuant to Section 3.4; and (c) the Company shall file with the SEC a Current Report on Form 8-K to disclose this Agreement in a manner consistent with the Joint Press Release.

4.2 From the date of this Agreement until the expiration of the Term, none of the Parties shall make any public statement (including any statement in any filing with the SEC or any other governmental agency) regarding this Agreement or any event occurring prior to the date hereof that is inconsistent with, or otherwise contrary to, the Joint Press Release or that is critical of or disparages any other Party or its prior actions, and any public statement so made shall otherwise comply with applicable laws

4.3 Any public statement (including any statement in any filing with the SEC or any other governmental agency) by any Party regarding this Agreement or any event occurring prior to the date hereof which would otherwise be prohibited by Section 4.2 may be made by such Party without violating Section 4.2 if such statement by such Party is either required by applicable law or is required in order to comply with the fiduciary duties of such Party to the Company or its stockholders, in each case as reasonably determined by such Party after conferring with outside counsel (other than a Brog Entity, it being acknowledged that Mr. Brog is himself an attorney).

5. STANDSTILL PROVISIONS

5.1 Each of the Committee Parties agrees that during the Term, and with respect solely to Mr. Brog, Pembridge Value, Pembridge Capital, PVA, Whitehall and E2 (collectively, the "Brog Entities"), during the Extended Term, unless such shall have been specifically invited in writing by the Company, and except as otherwise provided in Section 5.2, none of the Committee Parties nor any of their Affiliates, Associates or Representatives shall in any manner, directly or indirectly:

(a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in (i) any acquisition, issuance or disposition of any securities (or Beneficial ownership thereof) or assets of the Company or any of its subsidiaries (except as otherwise expressly provided by Section 6.4 or Section 6.5), (ii) any tender or exchange offer, merger or other business combination involving the Company or any of its subsidiaries, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries, (iv) any acquisition of the securities or assets of any other business enterprise by the Company or any of its subsidiaries, or (v) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the SEC) or written consent of the stockholders; provided, however, that the foregoing subparagraph (a) shall not prevent Mr. Brog, acting in his capacity as a member of the Company Board, from promptly presenting to the Company Board any unsolicited proposals with respect to any of clauses (i) -(iv) he personally receives from any third person, so long as neither he nor any of the Committee Parties or their respective Affiliates, Associates or Representatives instigated, knowingly encouraged, proposed, participated in or otherwise has any interest in any such unsolicited proposal;

(b) form, join or in any way participate in a "group" (as defined under the 1934 Act) with respect to the Company, or enter into negotiations, arrangements or understandings with any third parties in connection with becoming a "group";

(c) otherwise act, alone or in concert with others, to seek to control the management, the Company Board or the policies of the Company, including, without limitation, by (i) initiating or instituting a stockholder solicitation for any such purpose, or (ii) nominating or causing others to nominate or otherwise seeking to elect directors of the Company other than those nominated by the Board;

(d) take any action which might force the Company to make a public announcement regarding any of the types of matters set forth in this Section 5.1;

(e) initiate or propose or otherwise solicit or participate in the solicitation of stockholders for the approval of one or more stockholder proposals relating to the Company (whether pursuant to Rule 14a-8 under the 1934 Act or otherwise);

(f) initiate, participate in or encourage the calling of a special meeting of stockholders of the Company; or

(g) knowingly instigate or encourage any third party (including any members or former members of the Committee) to take any of the actions enumerated in this Section 5 or announce an intention to, or enter into any discussion, negotiations, arrangements or understandings with any third party with respect to any of the actions enumerated in this Section 5.

5.2 Notwithstanding anything to the contrary in Section 5.1: (a) the mere act of tendering or selling or (except as expressly restricted by Section 6) voting any Company Voting Securities Beneficially owned by any of the Committee Parties shall not by itself be deemed to constitute the participation in or assistance by any of the Committee Parties with respect to any of the foregoing provided such act is consistent with Section 6.5; (b) Mr. Brog's exercise of his rights, or fulfillment of his obligations, as a member of the Company Board while he is serving thereon shall not be a violation of Section 5.1; and (c) Mr. Brog may make a proposal that would otherwise be prohibited by Section 5.1 provided it is made confidentially to the Company Board.

6. CERTAIN AGREEMENTS RELATING TO COMPANY VOTING SECURITIES

Each of the Committee Parties agrees as follows:

6.1 At any meeting of the stockholders of the Company held at any time between the date of this Agreement and the expiration of the Term, they shall, and shall cause their respective Affiliates, Associates or Representatives to: (a) vote, or cause to be voted, all Company Voting Securities Beneficially owned (including, without limitation, all Company Voting Securities Beneficially owned by PVA pursuant to the proxies granted to PVA as described in the Schedule 13D filed by the Committee on May 10, 2007) by any of them as of the applicable record date for such meeting in favor of the election to the Company Board of the Persons nominated by the Company Board for election to the Company Board at such meeting; and (b) except as otherwise instructed by a vote of at least a majority of the members of the Company Board, not vote, or cause to be voted, any such Company Voting Securities in favor of the removal from the Company Board of any director or in favor of any candidate or slate of candidates for election to the Company Board not nominated by the Company Board. PVA represents to the Company that each of Margaret Bathgate, Steven Bathgate, Allison Bathgate, Jonathan Bathgate, Charles Bathgate, Marc Bathgate, Robert Korbelik, Robert B. Korbelik Trust, Debra Korbelik, Debra A. Korbelik Trust, Morris McDonald, Bathgate Family Partnership II, Ltd. has granted an irrevocable proxy to PVA to vote the Company Voting Securities Beneficially owned by such person at the 2007 Annual Meeting and at all adjournments and postponements thereof.

6.2 At any meeting of the stockholders of the Company held at any time between the date of this Agreement and the expiration of the Term, the Committee Parties shall, and shall cause their respective Affiliates, Associates or Representatives, with respect to any proposal to be voted upon at such meeting other than the election of candidates to the Company Board or the removal of any member of the Company Board, vote, or cause to be voted, all Company Voting Securities Beneficially owned by any of them as of the applicable record date for such meeting in accordance with the recommendation of at least a majority of the Company Board with respect to such proposal; provided, however, that so long as the Committee Parties do not make any public or private statements regarding their position, or otherwise solicit or encourage any votes against such proposals (other than the election of candidates addressed in Section 6.1) that have been recommended by at least a majority of the Company Board, the Committee Parties may vote against such proposals.

6.3 At any meeting of the stockholders of the Company held at any time between the date of this Agreement and the expiration of the Term, the Committee Parties shall cause all Company Voting Securities Beneficially owned by any of them or any of their respective Affiliates, Associates or Representatives to be present, in person or by proxy, so that all such Company Voting Securities can be counted for the purpose of determining the presence of a quorum at each such meeting.

6.4 From the date of this Agreement until the expiration of the Term, none of the Committee Parties, nor any of their Affiliates, Associates or Representatives, shall, directly or indirectly, Beneficially own any Company Voting Securities exceeding, in the aggregate among all of the Committee Parties and their respective Affiliates, Associates and Representatives the amount of Company Voting Securities set forth in the Committee's definitive Proxy Statement filed with the SEC on May 24, 2007; provided, however, that nothing in this Agreement shall prevent the Committee Parties and their respective Affiliates, Associates and Representatives from acquiring additional shares of Company Voting Securities so long as the total ownership of such parties does not exceed 9.9% of the Company Voting Securities. Any acquisitions of Company Voting Securities by any of the Committee Parties, or their respective Affiliates, Associates or Representatives, during the period referred to in the immediately preceding sentence shall be made in compliance with all applicable laws.

6.5 From the date of this Agreement until the expiration of the Term, none of the Committee Parties shall dispose of any Company Voting Securities they currently Beneficially own unless the Company Board receives 2 business days prior written notice of the applicable Committee Party's intention with respect to the disposition, including the details thereof (by way of example only, the number of Company Voting Securities to be disposed of, and the proposed price and buyer or other transferee or a statement of its intention to engage in open market sale); provided, however, that the foregoing notice requirement shall not apply to open-market sales by the Committee Parties of less than 1% of the outstanding Company Voting Securities in the aggregate in any 90-day period provided such sales are effected in accordance with the Company Policies. Any disposition of Beneficial ownership of Company Voting Securities by any of the Committee Parties during the period referred to in the immediately preceding sentence shall be made in compliance with all applicable laws.

7. SPECIAL RELEASES AND COVENANTS NOT TO SUE

7.1 The Company: (a) fully releases, remises, exonerates forever and unconditionally discharges each of the Committee Parties and their respective Affiliates, Associates, Representatives, employees, agents and advisors (each, a "Committee Releasee") from any and all liability and responsibility for any and all Company Claims (as hereinafter defined); and (b) covenants and agrees not to participate in, commence or permit (to the extent within its control) the assertion or commencement of any demand, allegation, litigation, proceeding or action relating to any Company Claim, and not to encourage, assist or cooperate with any Person in pursuing or asserting any Company Claim, against any Committee Releasee. As used in this agreement, "Company Claim" means any actual or alleged liability, claim, action, suit, cause of action, obligation, debt, controversy, promise, contract, lien, judgment, account, reckoning, bond, bill, covenant, agreement, demand, of any kind or nature, loss, cost, damage, penalty or expense (including, without limitation, reasonable attorneys' fees and expenses, and the cost of investigation and litigation), whether in law or in equity, whether known or unknown, whether matured or unmatured and whether foreseen or unforeseen, that the Company may or could have had or now or hereafter may have, for, upon, or by reason of, any matter, cause or thing whatsoever, resulting from, arising out of, relating to, connected in any way with, or alleged, suggested or mentioned in connection with, (i) the Proxy Contest or any part or aspect thereof, (ii) any action taken, or statement made, in connection with the Proxy Contest, or (iii) any action, failure to act, representation, event, transaction, occurrence or other subject matter resulting from, arising out of, relating to, connected in any way with, or alleged, suggested or mentioned, in connection with the Proxy Contest; provided, however, that Company Claim shall not include any claim arising out of the performance of this Agreement.

7.2 Each of the Committee Parties: (a) fully release, remise, exonerate and forever and unconditionally discharge the Company and each of its Affiliates, Associates, Representatives, employees, agents and advisors (each, a "Company Releasee") from any and all liability and responsibility for any and all Committee Claims (as hereinafter defined); and (b) covenant and agree not to participate in, commence or permit (to the extent within its respective control) the assertion or commencement of any demand, allegation, litigation, proceeding or action relating to any Committee Claim, and not to encourage, assist or cooperate with any Person in pursuing or asserting any Committee Claim against any Company Releasee. As used in this Agreement, "Committee Claim" means any actual or alleged liability, claim, action, suit, cause of action, obligation, debt, controversy, promise, contract, lien, judgment, account, reckoning, bond, bill, covenant, agreement, demand of any kind or nature, loss, cost, damage, penalty or expense (including, without limitation, reasonable attorneys' fees and expenses, and the costs of investigation and litigation, but excluding any class action not instituted, encouraged or facilitated, directly or indirectly, by any of the Committee Parties and which includes the Committee Parties or any of them as class members (provided that, in order to participate in such class action, none of the Committee Parties shall have been members of the Company Board for the preceding 90 days)), whether in law or in equity, whether known or unknown, whether matured or unmatured and whether foreseen or unforeseen, that any Committee Party may or could have had or now or hereafter may have, for, upon, or by reason of, any matter, cause or thing whatsoever, resulting from, arising out of, relating to, connected in any way with, or alleged, suggested or mentioned in connection with, (i) the Proxy Contest or any part or aspect thereof, (ii) any action taken, or statement made, in connection with the Proxy Contest, or (iii) any action, failure to act, representation, event, transaction, occurrence or other subject matter resulting from, arising out of, relating to, connected in any way with, or alleged, suggested or mentioned in connection with the Proxy Contest or with the actions, omissions, decisions and conduct of the Company, the Company Board or any of its committees or any other Company Releasee prior to the execution of this Agreement relating to the Proxy Contest; provided, however, that Committee Claim shall not include any claim arising out of the performance of this Agreement.

7.3 The Company, in connection with the release and covenant contained in Section 7.1, and each of the Committee Parties, in connection with the release and covenant contained in Section 7.2, each hereby waive the provisions of 1542 of the California Civil Code and any corresponding provision of the applicable laws of any other jurisdiction but only to the extent it applies to their respective releases contained in the applicable Section. Section 1542 of the California Civil Code provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR OR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED SETTLEMENT WITH THE DEBTOR.

7.4 The Company expressly acknowledges that each Committee Releasee that is not a Committee Party is an intended third party beneficiary of the release and covenant contained in Section 7.1 and the Committee Parties jointly and severally acknowledge that each Company Releasee other than the Company is an intended third party beneficiary of the release and covenant contained in Section 7.2. Each Party acknowledges that any claim determined, in a final nonappealable judgment or order of a court of competent jurisdiction, to have been based primarily on intentional fraud shall not be released under this Section 7.

7.5 Until the later of (a) the date that is 12 months from the date hereof and (b) the date that Mr. Brog ceases to be a member of the Company Board, except for the purposes of pursuing remedies for a breach of this Agreement, Mr. Brog, for himself, his successors and assigns, and his Affiliates and Associates, covenants and agrees that he will not commence any action, suit or proceeding, or assert any claim, regardless of the form of relief requested, before any court, arbitration panel or other tribunal against the Company or any member of the Company Board or any Affiliate or Associate of the Company with respect to any claim, act, transaction, occurrence or subject matter, suspected or unsuspected, known or unknown. In the event any such action, suit, proceeding, or claim shall be commenced or asserted, the Company and any other intended beneficiary may plead or otherwise assert this covenant not to sue in complete bar of such proceeding. Mr. Brog represents and warrants that he has not sold, assigned, transferred or otherwise disposed of any claim, demand or cause of action relating to any matter covered by this covenant not to sue, and Mr. Brog covenants that he will not knowingly instigate or encourage any third party (including any members or former members of the Committee) to take any of the actions enumerated in this Section 7.5 or announce an intention to, or enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the actions enumerated in this Section 7.5.

7.6 Until the later of (a) the date that is 12 months from the date hereof and (b) the date that Mr. Brog ceases to be a member of the Company Board, except for the purposes of pursuing remedies for a breach of this Agreement, the Company, for itself, its successors and assigns, and the Company's Affiliates and Associates, covenants and agrees that it will not commence any action, suit or proceeding, or assert any claim, regardless of the form of relief requested, before any court, arbitration panel or other tribunal against Mr. Brog or his Affiliates or Associates with respect to any claim, act, transaction, occurrence or subject matter, suspected or unsuspected, known or unknown. In the event any such action, suit, proceeding, or claim shall be commenced or asserted, Mr. Brog or any other intended beneficiary may plead or otherwise assert this covenant not to sue in complete bar of such proceeding. The Company represents and warrants that it has not sold, assigned, transferred or otherwise disposed of any claim, demand or cause of action relating to any matter covered by this covenant not to sue, and the Company covenants that it will not knowingly instigate or encourage any third party to take any of the actions enumerated in this Section 7.6 or announce an intention to, or enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the actions enumerated in this Section 7.6.

8. CERTAIN REPRESENTATIONS AND WARRANTIES

8.1 The Company represents and warrants to each of the Committee Parties that: (a) this Agreement has been duly executed and delivered and its execution, delivery and performance have been approved by the Company Board and does not violate its Certificate of Incorporation, Bylaws or any agreement to which it is a party; and (b) this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally.

8.2 Each of the Committee Parties represents to the Company that: (a) this Agreement has been duly executed and delivered and the execution, delivery and performance of this Agreement by such Committee Party has been approved by its respective managers, members, administrators, partners, or other governing bodies or authorities, as the case may be, and does not violate its respective organizational or constituent document, (b) its execution, delivery and performance of this Agreement does not violate any agreement to which it is a party; (c) this Agreement constitutes a valid and binding obligation of such Committee Party, enforceable against it in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally; (d) such Committee Party has consulted with counsel of its choice in connection with its decision to enter into and be bound by this Agreement. As of May 18, 2007 (the date of the filing of Amendment No. 1 to Schedule 13D by the Committee Parties), the Committee Parties Beneficially owned in the aggregate, a total of 1,515,152 shares of the Company's common stock, and no other Company Voting Securities, and each Committee Party Beneficially owned as of such date the number of shares ascribed to such Committee Party in Amendment No. 1 to Schedule 13D filed by the Committee Parties with the SEC on May 18, 2007.

9. REMEDIES

The Company and each of the Committee Parties acknowledge and agree that the covenants and agreements set forth in this Agreement are an essential inducement for the Company and the Committee Parties to have entered into this Agreement, and the restrictions imposed herein are not greater than are fair and reasonable and necessary for the protection of the Company and the Committee Parties in light of the substantial harm that the Company and the Committee Parties will suffer in the event of a breach of any of the provisions of said covenants or agreements. The Company and the Committee Parties further acknowledge and agree that the parties would not have an adequate remedy at law and would be irreparably harmed in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in the event of an actual breach of this Agreement by the Company, or the Committee Parties (or any of their Affiliates, Associates or Representatives), each party hereto shall be entitled to injunctive or other equitable remedy or relief to enjoin, restrain, prohibit and/or prevent breaches or violations of this Agreement and to specifically enforce the terms and provisions hereof (including, without limitation, requiring the Committee Parties and any nominee, broker or other Person acting on their behalf, to dispose of shares of Common Stock in order to be in compliance with the terms of this Agreement), in addition to any other remedy at law or in equity to which such party may be entitled.

10. MISCELLANEOUS

10.1 This Agreement constitutes the entire agreement of the parties with respect to its subject matter and supersedes any and all prior representations, agreements or understandings, whether written or oral, between or among any of them with respect to such subject matter. This Agreement may be amended only by a written agreement duly executed by the parties.

10.2 This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to its conflict of law principles. Exclusive jurisdiction to resolve any dispute arising under or in connection with this Agreement is hereby conferred on the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if such Court determines that it lacks jurisdiction over the particular dispute, any other applicable court of the State of Delaware) or, if the dispute involves issues of federal law or over which the Delaware Court of Chancery (or such other court of the State of Delaware) lacks or declines jurisdiction, on the United States District Court for the District of Delaware. The Parties hereby submit to the exclusive jurisdiction of each of such courts. The Parties hereby consent to the service of process in connection with any action by registered or certified mail.

10.3 This Agreement may not be assigned by any Party without the prior written consent of the other Parties. This Agreement shall be binding upon, and inure to the benefit of, the respective successors and permitted assigns of the Parties. Except as expressly set forth in Section 7.4, this Agreement shall confer no rights or benefits upon any Person other than the Parties.

10.4 Any waiver by any Party of a breach of any provision of this Agreement shall not be deemed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement.

10.5 This Agreement may be executed in counterparts, each of which shall constitute an original but all of which shall together constitute a single instrument.

10.6 The Company shall reimburse the Committee Parties for their reasonable, actual documented out-of-pocket costs in respect of fees and expenses, incurred through the date hereof, not to exceed an aggregate of $40,000 plus actual mailing costs incurred prior to May 31, 2007 paid and payable by them, in connection with the Proxy Contest. Any amounts due to the Committee Parties will be paid promptly after the 2007 Annual Meeting.

10.7 If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

IN WITNESS WHEREOF, this Agreement has been executed by each of the parties as of the date first above written.

Peerless Systems Corporation

By: /s/ Richard L. Roll	/s/ Timothy E. Brog
Richard L. Roll CEO and President	Timothy E. Brog

Pembridge Value Opportunity Fund LP

By:	/s/ Timothy E. Brog
Timothy E. Brog Portfolio Manager

Pembridge Value Advisors LLC

By:	/s/ Timothy E. Brog
Timothy E. Brog Manager

Pembridge Capital Management LLC

By:	/s/ Timothy E. Brog
Timothy E. Brog Manager

Sherwood Advisors LLC

By:	/s/ Rahul Rimmy Malhotra
Rahul Rimmy Malhotra Managing Member

Managed Account I

By:	/s/ Rahul Rimmy Malhotra
Rahul Rimmy Malhotra

Managed Account II

By:	/s/ Rahul Rimmy Malhotra
Rahul Rimmy Malhotra

Whitehall Capital Investors IV, LLC

By:	/s/ Lawrence E. Golub
Lawrence E. Golub Manager

E2 Investment Partners LLC

By:	/s/ Timothy E. Brog
Timothy E. Brog Manager

/s/ Eric S. Newman
Mr. Eric S. Newman

/s/ Rahul Rimmy Malhotra
Mr. Rahul Rimmy Malhotra

/s/ Marc Bathgate
Mr. Marc Bathgate (Individually and as attorney-in-fact for each of Allison Bathgate, Jonathan Bathgate, Charles Bathgate, Margaret Bathgate, and Bathgate Family Partnership II, Ltd)

/s/ Steven Bathgate
Mr. Steven Bathgate

Agreed to solely with respect to Section 7.6:

/s/ Robert G. Barrett
Robert G. Barrett

/s/ Louis C. Cole
Louis C. Cole

/s/ William B. Patton, Jr.
William B. Patton, Jr.

/s/ Richard L. Roll
Richard L. Roll

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.___)

Filed by the Registrant ☑

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☑	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

Peerless Systems Corporation

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☑	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

	(1)	Title of each class of securities to which transaction applies:

	(2)	Aggregate number of securities to which transaction applies:

	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

	(4)	Proposed maximum aggregate value of transaction:

	(5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	(1)	Amount Previously Paid:

	(2)	Form, Schedule or Registration Statement No.:

	(3)	Filing Party:

	(4)	Date Filed:

PEERLESS SYSTEMS CORPORATION
2381 Rosecrans Avenue
El Segundo, California 90245
SUPPLEMENT TO PROXY STATEMENT FOR 2007 ANNUAL MEETING OF STOCKHOLDERS

To Be Held on July 9, 2007 at 2:00 p.m., Pacific Daylight Time,
at 2381 Rosecrans Avenue, El Segundo, California 90245.

Dear Stockholder:

We are writing to inform you of recent events affecting our annual meeting of stockholders, which was originally scheduled for June 11, 2007. We have changed the date of our annual meeting of stockholders to Monday, July 9, 2007, at 2:00 p.m. Pacific Daylight Time in order to allow our stockholders additional time to consider a new slate of nominees. The meeting will be held at the Company's headquarters located at 2381 Rosecrans Avenue, El Segundo, California 90245.

As you may know, the Peerless Full Value Committee recently filed with the Securities and Exchange Commission a proxy statement nominating Timothy E. Brog, Rimmy Malhotra and Eric S. Newman for election by our Common Stockholders to our Board of Directors. In order to avoid a possible disruption of the Company's business and further expenses associated with a proxy contest, we reached an agreement with the Peerless Full Value Committee, ending its proxy solicitation for its three nominees. Under the agreement, Mr. Brog has been added to the slate of candidates nominated by the Peerless Board for election to a one-year term at our 2007 annual meeting of stockholders to be held on July 9, 2007. In return, the Peerless Full Value Committee has withdrawn its nominations and has agreed to discontinue all solicitation activities. The Peerless Full Value Committee has also agreed to certain restrictions on its activities related to Peerless for a certain period of time.

We are convinced that this negotiated settlement is in the best interests of Peerless and all of its stockholders. The Peerless Board has approved the settlement agreement and recommends that you vote FOR all five nominees for election by the Common Stockholders at the annual meeting.

We are enclosing the following important documents for your information in connection with the settlement:

•	a supplement to our proxy statement containing additional information about the settlement agreement and the addition of Mr. Brog as a Board nominee at the upcoming annual meeting; and

•	A new BLUE proxy card for your use in voting for all five nominees for election to the Board of Directors by the Common Stockholders.

If you would like to review the complete text of the settlement agreement, you can find it on file with the Securities and Exchange Commission as part of our Current Report on Form 8-K dated June 6, 2007.

PLEASE COMPLETE AND RETURN THE ENCLOSED NEW BLUE PROXY CARD TO ENSURE THAT YOUR SHARES ARE VOTED FOR THE REVISED SLATE OF NOMINEES. THE ORIGINAL WHITE AND BLUE PROXY CARDS ARE NO LONGER VALID AND WILL NOT BE VOTED AT THE ANNUAL MEETING.

If you have any questions about your voting of shares, please contact MacKenzie Partners, Inc., toll free at (800) 322-2885 or by e-mail at proxy@mackenziepartners.com

Sincerely,

/s/ Richard L. Roll
Richard L. Roll,
Chief Executive Officer, President and Director

El Segundo, California
June 6, 2007

PEERLESS SYSTEMS CORPORATION
2381 Rosecrans Avenue
El Segundo, California 90245

SUPPLEMENT TO PROXY STATEMENT FOR 2007 ANNUAL MEETING OF STOCKHOLDERS

To Be Held on July 9, 2007 at 2:00 p.m., Pacific Daylight Time,
at 2381 Rosecrans Avenue, El Segundo, California 90245.

Peerless Systems Corporation (the “Company” or “Peerless”) hereby supplements its Proxy Statement dated May 23, 2007 in connection with its 2007 annual meeting of stockholders (the “Annual Meeting”), which will be held on Monday, July 9, 2007, at 2:00 p.m. Pacific Daylight Time at the Company's headquarters located at 2381 Rosecrans Avenue, El Segundo, California 90245 (the “Peerless Proxy Statement”).

AS INDICATED BELOW, UNDER AN AGREEMENT RECENTLY SIGNED WITH ENTITIES REFERRED TO IN THIS SUPPLEMENT AS THE PEERLESS FULL VALUE COMMITTEE, THE COMPANY’S BOARD OF DIRECTORS HAS DETERMINED THAT IT IS IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS TO INCLUDE A NEW DIRECTOR NOMINEE FOR ELECTION AT THE ANNUAL MEETING, AND IT IS IMPORTANT THAT STOCKHOLDERS COMPLETE AND RETURN THE ENCLOSED NEW BLUE PROXY CARD TO ENSURE THAT THEIR SHARES ARE VOTED FOR THE REVISED SLATE OF NOMINEES.

THE ORIGINAL WHITE AND BLUE PROXY CARDS ARE NO LONGER VALID AND WILL NOT BE VOTED AT THE ANNUAL MEETING.

We have changed the original June 11, 2007 date of the Annual Meeting to July 9, 2007 in order to allow our stockholders additional time to consider the new slate of nominees; however, the May 10, 2007 record date (the “Record Date”) for determining stockholders entitled to vote at the Annual Meeting has not changed.

REVISED BOARD NOMINEES; TERMINATION OF PEERLESS FULL VALUE COMMITTEE SOLICITATION

On June 4, 2007, the Company entered into an agreement (the “Settlement Agreement”) with Timothy E. Brog, an individual, Pembridge Value Opportunity Fund LP, a Delaware limited partnership ("PVOF"), Pembridge Capital Management LLC, a Delaware limited liability company ("Pembridge Capital"), Pembridge Value Advisors LLC, a Delaware limited liability company ("PVA"), Sherwood Advisors LLC, a Delaware limited liability company, Rahul Rimmy Malhotra, an individual, Eric S. Newman, an individual, Steven Bathgate, an individual, Marc Bathgate, an individual, Allison Bathgate, an individual, Jonathan Bathgate, an individual, Charles Bathgate, an individual, Margaret Bathgate, an individual, Bathgate Family Partnership II, Ltd, Whitehall Capital Investors IV, LLC, a Delaware limited liability company and E2 Investment Partners LLC, a Delaware limited liability company ("E2"), (collectively, among others, the “Peerless Full Value Committee”). The Peerless Full Value Committee had previously filed proxy materials in connection with the Annual Meeting, which proxy solicitation sought to elect Timothy E. Brog, Rimmy Malhotra and Eric S. Newman as directors of the Company.

Among other things, pursuant to the Settlement Agreement, the Company authorized the expansion of the number of seats on the Company's Board to five from four to be effective as of immediately prior to the Annual Meeting, and nominated Timothy E. Brog for election to the Board as a director at the Annual Meeting, in addition to the Company's original nominees, Robert G. Barrett, Louis C. Cole, William B. Patton, Jr., and Richard L. Roll. Messrs. Barrett, Brog, Cole, Patton and Roll are referred to together in this Supplement as the “New Nominees.”

Peerless Full Value Committee has agreed to vote in favor of the New Nominees, to withdraw its nominees for election at the Annual Meeting and to terminate its proxy solicitation.

For further information regarding the Settlement Agreement, please see the summary set forth below under the section entitled “Summary of the Settlement Agreement.”

VOTING RIGHTS AND OUTSTANDING SHARES

Only stockholders of record as of the close of business on May 10, 2007 will be entitled to notice of and to vote at the Annual Meeting. At the close of business on May 10, 2007, the Company had 17,282,836 shares of Common Stock (exclusive of 150,000 shares of Common Stock held in treasury) issued and outstanding and 106 holders of record. Each holder of Common Stock on such date will be entitled to one (1) vote for each share held on all matters to be voted upon at the Annual Meeting. Stockholders are not permitted to cumulate their shares for the purpose of electing directors or otherwise. All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes.

Quorum and Required Vote

The Company’s Bylaws (the “Bylaws”) provide that the presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of our Common Stock entitled to vote, whether present in person or represented by proxy, shall constitute a quorum for the transaction of business at the Annual Meeting. Shares of our Common Stock represented in person or by proxy will be counted for the purpose of determining whether a quorum is present at the Annual Meeting. Shares represented by proxies that reflect abstentions or “broker non-votes” (i.e., shares held by a broker or nominee that are represented at the meeting, but with respect to which such broker or nominee is not instructed to vote on a particular proposal and the broker does not have discretionary voting power on such proposal) will be counted as shares that are present for purposes of determining the presence of a quorum.

Proposal Number 1 - Election of Directors

For the purposes of Proposal 1, the election of the nominees to the Board shall be determined by a plurality of the votes cast at the Annual Meeting by the holders of Common Stock entitled to vote in the election. The five nominees receiving the highest number of affirmative votes will be elected. Because abstentions do not constitute "votes cast" at the Annual Meeting, abstentions will not affect the outcome of the election of the nominees to the Board. Since the Peerless Full Value Committee is no longer soliciting proxies to elect one or more of its nominees to the Board, this year's director election will be a routine matter on which a broker or other nominee has discretionary voting authority, and therefore no broker non-votes should result from this proposal.

Proposal Number 2 - Amendment to 2005 Incentive Award Plan

For Proposal 2, the affirmative vote of a majority of the total votes cast at the Annual Meeting by the holders of Common Stock entitled to vote on the amendment is required to approve the amendment of the 2005 Incentive Award Plan to increase the authorized shares. Abstentions will have no effect on the required vote. The amendment of the 2005 Incentive Award Plan is not a matter on which a broker or other nominee has discretionary voting authority. Accordingly, broker non-votes will result when a broker or nominee is not instructed to vote on the proposal. Broker non-votes would have no effect on the required vote (other than to reduce the number of affirmative votes required to approve the proposal).

Proposal Number 3 - Ratification of Ernst & Young LLP as independent registered public accounting firm

For Proposal 3, the affirmative vote of a majority of the total votes cast at the Annual Meeting by the holders of Common Stock entitled to vote on the ratification is required to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2007. Abstentions will have no effect on the required vote. The ratification of Ernst & Young LLP is generally a matter on which a broker or other nominee has discretionary voting authority. Accordingly, no broker non-votes should result from this proposal. Broker non-votes would have no effect on the required vote (other than to reduce the number of affirmative votes required to approve the proposal).

The Board recommends you vote “FOR”:

•	The election of the Company's five nominees to our Board, as listed on the proxy card;

•	The amendment of the Company’s 2005 Incentive Award Plan, as amended, to increase the aggregate number of shares of Common Stock authorized for issuance under such plan by 500,000 shares; and

•	The ratification of the Board’s selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2008.

In accordance with Delaware law, a list of stockholders entitled to vote at the Annual Meeting will be available at the meeting, and for ten days prior to the Annual Meeting at our corporate headquarters located at 2381 Rosecrans Avenue, El Segundo, CA 90245, between the hours of 9 a.m. and 4 p.m. local time.

THE BOARD URGES STOCKHOLDERS TO SIGN, DATE AND RETURN THE ENCLOSED NEW BLUE PROXY CARD PROMPTLY. IF A STOCKHOLDER DOES NOT RETURN THE ENCLOSED NEW BLUE PROXY CARD (WHICH CONTAINS THE NAMES OF THE NEW NOMINEES), THAT STOCKHOLDER’S SHARES CANNOT BE COUNTED IN THE ELECTION OF THE NEW NOMINEES, WHETHER OR NOT THE STOCKHOLDER PREVIOUSLY RETURNED A WHITE OR BLUE PROXY CARD. THE ORIGINAL WHITE AND BLUE PROXY CARDS ARE NO LONGER VALID AND WILL NOT BE VOTED AT THE ANNUAL MEETING.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table supersedes the table set forth under the heading “Security Ownership of Certain Beneficial Owners and Management” in the Peerless Proxy Statement, and sets forth certain information regarding the ownership of our Common Stock as of the Record Date by: (i) each director and Timothy E. Brog as a director nominee; (ii) each of the Named Executive Officers (as defined in the Summary Compensation Table in the Peerless Proxy Statement); (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of the outstanding Common Stock.

Name and Address of Beneficial Owner	Shares of Common Stock	Right to Acquire Beneficial Ownership Within 60 Days	Percent of Total
Directors and Named Executive Officers
Robert G. Barrett	103,691	36,664	*
Timothy E. Brog(1)	1,432,658	—	8.0%
Louis C. Cole	—	50,569	*
Alan D. Curtis	3,032	245,751	1.4%
Edward M. Gaughan	—	61,000	*
William R. Neil(2)	54,114	280,125	1.9%
Howard J. Nellor(2)	159,906	421,500	3.4%
William B. Patton, Jr.	—	—	*
Eric Random	2,469	174,500	1.0%
Richard L. Roll	—	—	*
John V. Rigali	—	6,250	*
Cary A. Kimmel	22,351	122,000	*
Robert T. Westervelt	875	55,750	*
All directors and executive officers as a group (10 persons)(3)	132,418	752,484	5.1%

5% Beneficial Holders(4)

State of Wisconsin Investment Board(5)	1,579,975	—	9.1%
PO Box 7842
Madison, WI 53707
Marathon Capital Management LLC(6)	1,085,859	—	6.3%
PO Box 771
Hunt Valley, MD 21030
Diker Management, LLC(7)	914,629	—	5.3%
745 Fifth Avenue Suite 1409
New York, NY 10151
Kaizen Capital LLC(8)	859,935	—	5.0%
4200 Montrose Blvd., Suite 400 Houston, TX 77006
Peerless Full Value Committee(9)	1,458,458	—	8.4%
c/o Pembridge Capital Management LLC 708 Third Avenue 22nd Floor New York, NY 10017
____________

*	Represents beneficial ownership of less than one percent.

This table is based upon information supplied by officers, directors, principal stockholders and Schedules 13D and 13G, if any, filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws, where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 17,282,836 shares of Common Stock (exclusive of 150,000 shares of Common Stock held in treasury) outstanding on May 10, 2007, adjusted as required by rules promulgated by the SEC. Under Rule 13d-3 of the Exchange Act, certain shares may be deemed to be beneficially owned by more than one person (if, for example, a person shares the power to vote or the power to dispose of the shares). In addition, under Rule 13d-3(d)(1) of the Exchange Act, shares which the person (or group) has the right to acquire within 60 days after the Record Date are deemed to be outstanding in calculating the beneficial ownership and the percentage ownership of the person (or group) but are not deemed to be outstanding as to any other person or group. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership of voting power with respect to the number of shares of Common Stock actually outstanding at the Record Date. The address of each director and executive officer of the Company is 2381 Rosecrans Avenue, El Segundo, CA 90245.

(1)
Based upon a Schedule 13D filed May 10, 2007, PVOF beneficially owned 24,000 Shares, constituting less than 1% of the Shares outstanding. As the investment manager and general partner of PVOF, Pembridge Capital and PVA, respectively, may be deemed to beneficially own the 24,000 Shares owned by PVOF, constituting less than 1% of the Shares outstanding. E2 beneficially owned 681,497 Shares, constituting 4.0% of the Shares outstanding. As the investment manager of E2, Mr. Brog may be deemed to beneficially own the 681,497 Shares owned by E2, constituting 4.0% of the Shares outstanding. As the sole manager of Pembridge Capital, Mr. Brog may be deemed to beneficially own the 24,000 Shares owned by PVOF and the 26,061 Shares held directly by Mr. Brog, constituting less than 1% of the Shares outstanding. Mr. Brog has sole voting and dispositive power with respect to the 24,000 Shares owned by PVOF, the 26,061 owned by Mr. Brog and the 681,497 Shares owned by E2. Pembridge Capital, PVA and Mr. Brog disclaim beneficial ownership of the Shares held by PVOF, except to the extent of their pecuniary interest therein. Mr. Brog disclaims beneficial ownership of the Shares held by E2, except to the extent of his pecuniary interest therein.

(2)
Howard J. Nellor resigned as President and Chief Executive Officer effective December 15, 2006, and William R. Neil resigned as Chief Financial Officer and Vice President of Finance effective June 15, 2006. Mr. Nellor and Mr. Neil are included in this table since they are Named Executive Officers.

(3)
This excludes Howard J. Nellor and William R. Neil who were no longer executive officers of the Company as of the Record Date. This also excludes Timothy E. Brog, who is a director nominee but not currently a director of the Company.

(4)	Except as set forth above, management of the Company knows of no person who is the beneficial owner of more than 5% of the Company’s issued and outstanding Common Stock.

(5)
Based upon a Schedule 13G/A filed February 13, 2007 with the SEC by the State of Wisconsin Investment Board, a Public Pension Fund, that reports they have sole voting power and sole dispositive power as to all 1,579,975 shares.

(6)
Based upon a Schedule 13G/A filed January 25, 2007 with the SEC by Marathon Capital Management LLC, an investment advisor, who reports sole voting power as to 12,250 shares and sole dispositive power as to all 1,085,859 shares.

(7)
Based upon a Schedule 13G filed February 12, 2007. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP and Diker Management. Diker GP, LLC maintains that it has shared voting power and dispositive power as to 840,902 shares. Diker Management, LLC maintains that it has shared voting power and dispositive power as to 914,629 shares. Charles M. Diker and Mark N. Diker maintain that they each have shared voting power and dispositive power as to 914,629 shares.

(8)
Based upon a Schedule 13G/A filed February 14, 2007. This statement is filed by and on behalf of: i) select Contrarian Value Fund, L.P., a Texas limited partnership ("Select"); (ii) Spectrum Galaxy Fund, Ltd., a company incorporated under the laws of the British Virgin Islands ("Spectrum"); (iii) Kaizen Management, L.P., a Texas limited partnership ("KaizenManagement"); (iv) Kaizen Capital, LLC, a Texas limited liability company ("Capital"); and (v) David W. Berry.

KaizenManagement is the general partner of, and serves as an investment adviser to, Select. By contract, KaizenManagement also serves as the sole investment manager to Spectrum. Capital is the general partner of KaizenManagement. Mr. Berry is Manager of Capital.

KaizenManagement maintains that it has sole voting and dispositive power as to 809,935 shares, shared voting power and dispositive power as to 50,000 shares. Select maintains that it has sole voting and dispositive power as to 809,935 shares and no shared power. David Berry maintains he has sole voting and dispositive power as to 811,535 shares and shared voting and dispositive power as to 50,000 shares. Spectrum maintains it has sole voting and dispositive power as to 50,000 shares.

(9)
Based upon a Schedule 13D filed May 10, 2007. The sole manager of Pembridge Capital is Mr. Timothy E. Brog, one of the nominees for director. The Peerless Full Value Committee maintains that it has sole voting and dispositive power as to 1,458,458 shares.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company’s nominees for election to the Board of Directors have changed and the new nominees are set forth below:

Name	Age	Principal Occupation/ Position Held with the Company
Robert G. Barrett*	62	Director
Timothy E. Brog*	43	Nominee
Louis C. Cole*	63	Director
William B. Patton, Jr.*	70	Director
Richard L. Roll	57	Director, President and Chief Executive Officer

An asterisk (*) by the name of a nominee indicates that the Board has determined that the nominee is “independent” under the rules of the Nasdaq Stock Market (“Nasdaq”).

The New Nominees to be elected as members of the Board at the Annual Meeting will be elected to hold office until the next annual meeting and until their respective successors have been elected and qualified, or earlier, upon such director's death, resignation or removal. It is intended that shares represented by the proxies will be voted FOR the election to the Board of the nominees named below unless authority to vote for the nominees has been withheld in the proxy. Although each of the persons nominated has consented to serve as a director if elected and the Board has no reason to believe that any of the nominees will be unable to serve as a director, if any nominee withdraws or otherwise becomes unavailable to serve, the persons named as proxies will vote for the substitute nominee, if any, designated by the Nominating and Corporate Governance Committee.

The Company refers you to the section of the Peerless Proxy Statement captioned “PROPOSAL ONE— ELECTION OF DIRECTORS” for certain other information about the Company's original nominees, Robert G. Barrett, Louis C. Cole, William B. Patton, Jr. and Richard L. Roll. Information with respect to Mr. Brog, including his present principal occupation, the directorships of publicly-held companies he has held and his employment history for at least the past five years is set forth below. This information has been furnished to the Company by Mr. Brog. Upon Mr. Brog's election by the stockholders at the Annual Meeting, Mr. Brog will be appointed to the Compensation Committee. Mr. Brog has agreed to serve on such other committees of the Board that he and a majority of the other members of the Board agree. Mr. Brog is “independent” as required by the applicable rules and regulations of the Securities and Exchange Commission and the applicable Nasdaq listing standards.

Timothy E. Brog has been the President of Pembridge Capital Management LLC and the Portfolio Manager of Pembridge Value Opportunity Fund since 2004. Mr. Brog has been a Managing Director of The Edward Andrews Group Inc., a boutique investment bank since 1996. From 1989 to 1995, Mr. Brog was a corporate finance and mergers and acquisition associate with the law firm of Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Brog received a Juris Doctorate from Fordham University School of Law in 1989 and a BA from Tufts University in 1986. Mr. Brog is a director of The Topps Company, Inc., a company that markets premium confectionery brands and other branded products, including trading cards.

Mr. Brog was nominated for election to the Board as a director pursuant to the Settlement Agreement described in this Supplement upon the recommendation of the Nominating and Corporate Governance Committee of the Board and by a vote of the Board. As noted above, prior to the termination of the proxy solicitation by the Peerless Full Value Committee, the Peerless Full Value Committee had nominated Mr. Brog, along with Mr. Malhotra and Mr. Newman, for election to the Board at the Annual Meeting. Mr. Brog is affiliated with the Peerless Full Value Committee, as described in more detail above. The Peerless Full Value Committee beneficially owned, as of the Record Date, 1,458,458 shares of the Company’s Common Stock, or approximately 8.4% of the Company’s Common Stock outstanding as of the Record Date. Under the Settlement Agreement, the Company agreed that Mr. Brog would be appointed as a member of the Compensation Committee. Mr. Brog has agreed to serve on such other committees of the Board that he and a majority of the other members of the Board agree. Other than as set forth in the Settlement Agreement, there is no other relationship between the Company and Mr. Brog.

Except for Mr. Brog's election pursuant to the Settlement Agreement, none of the nominees for director were selected pursuant to any arrangement or understanding, other than with the directors and executive officers of the Company acting within their capacity as such. Except as set forth below, there are no family relationships among nominees for director or executive officers of the Company and, as of the date hereof, no directorships are held by any director in a company which has a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

THE BOARD RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE ELECTION OF THE NEW NOMINEES. UNLESS OTHERWISE INSTRUCTED, THE PROXY HOLDERS WILL VOTE THE NEW BLUE PROXY CARDS RECEIVED BY THEM FOR THE NEW NOMINEES.

SUMMARY OF THE SETTLEMENT AGREEMENT

Pursuant to the terms of the Settlement Agreement, the Peerless Full Value Committee agreed that it would withdraw its slate of nominees, terminate its proxy solicitation in connection with the Annual Meeting and disband as a group effective as of the date following the Annual Meeting. In addition, the Peerless Full Value Committee agreed that it would cause all shares of the Company’s Common Stock beneficially owned by it and its controlled affiliates to be present, in person or by proxy, and voted in favor of the nominees recommended by the Board at the Annual Meeting, and that such shares would be voted against any candidates for election not nominated by the Board at the Annual Meeting.

The Settlement Agreement also provides that the Board take action to expand the number of seats on the Board to five and that Timothy E. Brog be added to the Board's slate of nominees for election to the Board at the Annual Meeting. The Board has authorized the expansion of the number of seats to be effective immediately prior to the Annual Meeting. Pursuant to the terms of the Settlement Agreement, Mr. Brog has been added to the Board's slate of nominees for election to a one-year term at the Annual Meeting, increasing the total number of Board nominees for election by our Common Stockholders to five (including the four existing nominees of the Board, who are all current members of the Board). The Board has agreed to recommend the election of all five nominees.

Promptly following the Annual Meeting, the Nominating and Corporate Governance Committee of the Board will use all commercially reasonable efforts to identify, as soon as reasonably practicable and no later than October 31, 2007, two candidates for recommendation to the Board, each of whom: (i) is considered "independent" as defined in Nasdaq Marketplace Rule 4200(a)(15) and any applicable rules of the SEC, (ii) is not an affiliate of the Company or of the Peerless Full Value Committee, (iii) is knowledgeable about the industry in which the Company operates and (iv) otherwise is qualified in accordance with the factors set forth for Board membership in the

Company's Corporate Governance Guidelines and such other factors as the Nominating and Corporate Governance Committee shall deem appropriate. The parties agreed that (i) William Patton ("Patton") shall have the sole right to identify candidates to fill one of the independent board seats and (ii) Diker Management LLC ("Diker") shall have the sole right to identify candidates to fill the other independent board seat. Upon identification of such candidates by each of Patton and Diker, the Nominating and Corporate Governance Committee shall determine whether to recommend such candidates to the Board for approval. If approved by the Nominating and Corporate Governance Committee and the Board, the Board will take all action necessary to expand the number of seats on the Board by two and to fill the newly created directorships created by the expansion of the Board with such candidates. If such candidates are not approved by either the Nominating and Corporate Governance Committee or the Board, each of Patton and Diker shall be entitled to continue to identify candidates until one of their candidates has been elected. Mr. Brog agrees not to object to the expansion of the Board or the filling of the two seats on the Board in accordance with the terms of the Settlement Agreement.

The Peerless Full Value Committee has withdrawn its nomination of its nominees for election to our Board of Directors and has agreed to discontinue all efforts (direct and indirect) to solicit votes for its nominees or otherwise to pursue the nomination. The Settlement Agreement provides that the Peerless Full Value Committee will vote their shares of Peerless Common Stock in favor of the Board's nominees and, except as otherwise instructed by a vote of at least a majority of the Board, not vote in favor of the removal of any director or in favor of any candidate not nominated by the Board. Certain members of the Peerless Full Value Committee, including Mr. Brog, have agreed to certain restrictions on their activities related to the Company until October 31, 2007, including an agreement not to pursue any unsolicited acquisition attempts or engage in any proxy contest. The Settlement Agreement contains certain other provisions, including restrictions on public announcements, mutual releases of claims in connection with the proxy contest and related covenants not to sue, certain representations and warranties, and the Company's agreement to reimburse Mr. Brog's actual documented out-of-pocket costs and expenses not to exceed an aggregate of $40,000, plus the costs of mailing proxy materials incurred through May 31, 2007. Pursuant to the Settlement Agreement, Mr. Brog, the Company and the existing members of the Board have each agreed not to sue each other, except for pursuing remedies for a breach of the Settlement Agreement, for a period ending the later of 12 months from the date of the Settlement Agreement or upon Mr. Brog ceasing to be a director.

THE COMPANY HAS FILED THE SETTLEMENT AGREEMENT AS AN EXHIBIT TO A CURRENT REPORT ON FORM 8-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 6, 2007. THE DESCRIPTION OF THE SETTLEMENT AGREEMENT IN THIS SUPPLEMENT IS QUALIFIED BY THE FULL TEXT OF THE SETTLEMENT AGREEMENT.

YOUR VOTE IS IMPORTANT. THE BOARD OF DIRECTORS ASKS YOU TO COMPLETE, SIGN AND RETURN THE ENCLOSED NEW BLUE PROXY CARD SO THAT YOUR VOTE MAY BE COUNTED, EVEN IF YOU PLAN ON ATTENDING THE ANNUAL MEETING.

By Order of the Board of Directors

/s/ Richard L. Roll
Richard L. Roll
Chief Executive Officer, President and Director

El Segundo, California
June 6, 2007

BLUE PROXY CARD

PEERLESS SYSTEMS CORPORATION

ANNUAL MEETING OF STOCKHOLDERS

July 9, 2007
2:00 p.m.
2381 Rosecrans Avenue
El Segundo, CA 90245

Peerless Systems Corporation
2381 Rosecrans Avenue
El Segundo, CA 90245

The undersigned hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders to be held on July 9, 2007 and appoints Richard L. Roll and Elliot M. Shirwo, or either one of them, with full power of substitution, as proxy for the undersigned, to vote all shares of Common Stock, $.001 par value per share, of Peerless Systems Corporation, owned of record by the undersigned, with all powers the undersigned would have if personally present at the Annual Meeting of Stockholders of Peerless Systems Corporation to be held on July 9, 2007 at 2:00 p.m. (Pacific Daylight Time) at 2381 Rosecrans Avenue, El Segundo, California 90245, and any adjournments or postponements thereof for any purpose.

If no choice is specified, the proxy will be voted FOR all nominees and items 2 and 3.

THIS BLUE PROXY CARD, WHEN PROPERLY SIGNED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS GIVEN, THIS BLUE PROXY CARD WILL BE VOTED IN FAVOR OF EACH OF THE NOMINEES LISTED ON THE REVERSE SIDE AND IN FAVOR OF THE OTHER PROPOSALS AND IN ACCORDANCE WITH THE RECOMMENDATION OF A MAJORITY OF THE BOARD OF DIRECTORS ON SUCH OTHER BUSINESS AS MAY COME BEFORE THE MEETING, INCLUDING A MOTION TO ADJOURN THE MEETING TO ANOTHER TIME OR PLACE IN ORDER TO SOLICIT ADDITIONAL PROXIES IN FAVOR OF THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS.

See reverse for voting instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope provided or return it to Peerless Systems Corporation, c/o MacKenzie Partners, Inc., 105 Madison Avenue, 14th Floor, New York, NY 10016

ß Please detach here ß

The Board of Directors Recommends a Vote FOR Each of the Nominees and Items 2 and 3.

1.	Election of directors:	01 Robert G. Barrett 02 Timothy E. Brog 03 Louis C. Cole	04 William B. Patton, Jr. 05 Richard L. Roll	☐	Vote FOR all nominees (except as marked)	☐	Vote WITHHELD from all nominees

(Instructions: To withhold authority to vote for any indicated nominee, write the number(s) of the nominee(s) in the box provided to the right.)
2.	Approval of an amendment of the Company’s 2005 Incentive Award Plan, as amended, to increase the aggregate number of shares of Common Stock authorized for issuance under such plan by 500,000 shares	☐	For	☐	Against	☐	Abstain

3.	Ratification of selection of Ernst & Young LLP as independent registered public accounting firm	☐	For	☐	Against	☐	Abstain

4.
To transact such other business as properly may come before the meeting or at any adjournment or postponement thereof, including a motion to adjourn the meeting to another time or place in order to solicit additional proxies in favor of the recommendations of the Board of Directors
		☐	For	☐	Against	☐	Abstain

THIS BLUE PROXY CARD WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR ALL NOMINEES AND FOR THE PROPOSALS AND IN ACCORDANCE WITH THE RECOMMENDATION OF A MAJORITY OF THE BOARD OF DIRECTORS ON SUCH OTHER BUSINESS AS MAY COME BEFORE THE MEETING.

Address Change? Mark Box ☐ Indicate changes below:
Date

Signature(s) in Box

Please sign exactly as your name(s) appear on Proxy. If held in joint tenancy, all persons must sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the proxy.